Index supplement to underlying supplement no. 9-II
dated August 31, 2021 and the prospectus and
prospectus supplement, each dated April 8, 2020

Registration Statement Nos. 333-236659 and 333-236659-01
Dated September 1, 2021
Rule 424(b)(3)

J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index

August 2021

Investing in the notes involves a number of risks. See "Selected risks associated with the Index" beginning on page 11 of this document, "Risk Factors" in the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

J.P.Morgan

IMPORTANT INFORMATION

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. All information herein is subject to change without notice, however, J.P. Morgan undertakes no duty to update this information. In the event of any inconsistency between the information presented herein and any offering document, the offering document shall govern.

USE OF HYPOTHETICAL BACKTESTED RETURNS

Any backtested historical performance and weighting information included herein is hypothetical. The constituent may not have traded in the manner shown in the hypothetical backtest of the Index included herein, and no representation is being made that the Index will achieve similar performance. There are frequently significant differences between hypothetical backtested performance and actual subsequent performance.

The results obtained from backtesting information should not be considered indicative of the actual results that might be obtained from an investment in notes referencing the Index. J.P. Morgan provides no assurance or guarantee that notes linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the hypothetical backtested returns and allocations presented in this document. HISTORICAL AND BACKTESTED PERFORMANCE AND ALLOCATIONS ARE NOT INDICATIVE OF FUTURE RESULTS.

Investment suitability must be determined individually for each investor, and investments linked to the Index may not be suitable for all investors. This material is not a product of J.P. Morgan Research Departments.

J.P.Morgan

Executive summary

J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index

- The J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index ("the Index") attempts to provide a dynamic exposure to the S&P 500® Price Index ("the S&P 500") based on the following principles:



Momentum
Historical price momentum ahead of index options' expiry
Inflows
Strong historical performance around the turn of the month
Mean reversion
Historical mean reversion at month-end
J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index

- The Index does not reflect the reinvestment of dividends and is subject to a daily deduction of 0.35% per annum index fee and, when long exposure is provided, a notional financing cost, as well as a deduction equal to any dividends on the underlying components of the S&P 500® Price Index

Note: Past performance is no guarantee of future performance. There can be no assurance that any strong performance, momentum, or mean-reversion will be observed regularly or at all in the future on the monthly cycle indicated by the Index

Performance of the J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index over a 30Y+ horizon

Hypothetical backtested and actual performance

Hypothetical backtested and actual performance (Jan 1988 – Jul 2021)


Live
J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index
250
230
210
190
170
150
130
110
90
70
50
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020

Hypothetical backtested and actual performance statistics (Jan 1988 – Jul 2021)

Index	Annualized return	Annualized volatility	Maximum drawdown
J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index	2.08%	6.70%	-41.02%

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index and any dividends on its underlying components from December 21, 1987 through June 11, 2021 and the actual performance of the Index thereafter. **PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS**. Please see "Use of hypothetical backtested returns" at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns.

J.P. Morgan Kronos family

Chronology

J.P. Morgan Kronos family timeline


Sep 2015
J.P. Morgan launches the J.P. Morgan Kronos U.S. Equity Aggregate Index (Series 2) (USD), adding turn-of-month effect
Dec 2020
J.P. Morgan launches J.P. Morgan Kronos+℠ Index in U.S. structured investments market
Jun 2013
J.P. Morgan launches initial J.P. Morgan Kronos U.S. Equity Aggregate Index (Series 1) (USD)
Nov 2019
J.P. Morgan launches fund in Japan linked to the J.P. Morgan Kronos JPY Index (Series 1)
June 2021
J.P. Morgan launches J.P. Morgan Kronos US Equity (JPUSKRSP) Index and J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index

J.P.Morgan

The turn-of-month effect

Index design principles

- Historically, the S&P 500's performance has been better the first few and last few days of the month than for the rest. Some have attributed this to:
  - month-end portfolio adjustments by institutions
  - distributions from pensions and other retirement accounts that are immediately reinvested
  - monthly investments by retail mutual fund investors through Systematic Investment Plans
- However, other factors may be responsible for this effect—there can be no assurance that any factor will persist or cause this effect in the future

Historical return statistics by day-of-month for the S&P 500® Price Index (Jul 1954 – Dec 2020)

	First 4 trading days of the month	Middle of the month	Last 2 trading days of the month
Annualized return	25.0%	1.9%	19.7%
% of daily returns that are positive	56%	52%	54%

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index and any dividends on its underlying components from December 21, 1987 through December 31, 2020. **PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS**.

Momentum into monthly options expiry

S&P 500® Index compound average return on days near monthly options expiry dates (Jul 1983 – Jul 2021)



0.15%
0.10%
0.05%
0.00%
-0.05%
-0.10%
-0.15%
-0.20%
-0.25%
Average daily returns for months in which the momentum signal was positive
Average daily returns for months in which the momentum signal was negative
0.10%
-0.20%
0.09%
-0.06%
0.03%
-0.09%
-0.09%
-0.22%
2 days before
1 day before
Options expiry
1 day after

- Historically, the S&P 500's return has exhibited momentum in the third week of the month (prior to the scheduled monthly options expiry): this week's return is on average approximately 11% of the return in the prior three weeks[1]
- Since this effect is only visible in the data since 1983, when the CBOE first listed S&P 500® index options, some have theorized this could be due to systematic call overwriting
- However, other factors may be responsible for this effect—there can be no assurance that any factor will persist or cause this effect in the future.

Source: J.P. Morgan. "Average daily returns for months in which the momentum signal was positive" are compound average daily returns of the S&P 500® Price Index on the specified days in months in which the S&P 500® Price Index return during the period from the trading day following the prior options expiry to the 4th trading day prior to the options expiry (the "relevant period") is positive; "Average daily returns for months in which the momentum signal was negative" are compound average daily returns of the S&P 500® Price Index on the specified days in months in which the S&P 500® Price Index return during the period from the trading day following the prior options expiry to the 4th trading day prior to the options expiry (the "relevant period") is negative.

[1] Specifically, the least-squares regression from July 1983 to July 2021 of the trailing 4-trading day return as of the Monday following the third (3rd) Friday of the month (or if such Monday is a holiday, the prior trading day) against the return from the Monday following the third (3rd) Friday of the prior month to the trading day that is 5 trading days before the Monday following the third (3rd) Friday, has a slope of 11% and an intercept of 0%. Hypothetical or simulated performance results have certain inherent limitations. No representation is made that profits or losses similar to those which may be shown herein will be achieved.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. It is not possible to invest directly in an Index.

J.P.Morgan

Mean reversion into month-end

Index design principles

- Historically, the S&P 500's return has exhibited mean reversion in the last week of the month: this week's return is on average approximately -12% of the return in the prior weeks[2]

- Some theories speculate this might be due to month-end rebalancing flows from institutional investors targeting fixed portfolio weights

- However, other factors may be responsible for this effect—there can be no assurance that any factor will persist or cause this effect in the future



S&P 500 closing price on the prior month-end
S&P 500 closing price is higher
S&P 500 closing price is lower
50% long S&P 500
-50% short S&P 500

[2] Specifically, the least-squares regression from July 1954 to December 2020 of the trailing 6-trading day return as of month-end against the return from the prior month-end to the trading day that is 6 trading days before month-end, has a slope of -12% and an intercept of 0%.

Index construction

J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index

Turn-of-month	■ For the **first 4 trading days** of each month, the Index provides a **50% long** exposure to the S&P 500
Options expiry	■ **Three trading days** before the 3rd Friday of the month (the customary monthly S&P 500 index options expiry), if the prior day's S&P 500 level is: ■ **Above** its last closing price after the prior expiry, then the Index provides a **50% long** exposure to the S&P 500 through the close of the first trading day following the 3rd Friday of the month ■ **Below** its last closing price after the prior expiry, then the Index allocates to -50% short exposure to the S&P 500 ■ The Index reverts this allocation at the close of the first trading day following such 3rd Friday
Month-end	■ **Six trading days** before the last trading day of the month, if the prior day's S&P 500 level is: ■ **Above** its closing price on the prior month-end, then the Index allocates -50% short exposure to the S&P 500 until close of the day 2 days prior to month-end, then provides 0% exposure (i.e., uninvested) to the S&P 500 (due to overlap with the turn-of-month) ■ **Below** its closing price on the prior month-end, the Index provides a **50% long** exposure to the S&P 500 ■ At month-end, the Index rebalances into (or maintains) its 50% start-of-month allocation
Rest of the month	■ Otherwise, the Index provides 0% (i.e., uninvested) exposure to the S&P 500

■ The Index is subject to a daily deduction of 0.35% per annum index fee, as well as a deduction equal to any dividends on the underlying components of the S&P 500, even when the Index provides 0% exposure (i.e., uninvested) to the S&P 500. The notional financing cost is deducted only when 50% long exposure is provided

Example Month – Index Construction

Historical Backtested Exposure (March 2021)



50% Market Exposure
0% Market Exposure
-50% Market Exposure
Turn-of-month:
50% exposure
Momentum:
SPX price above previous month's option expiry, 50% market exposure
Mean reversion:
SPX price above previous month's close, -50% market exposure
J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index exposure
S&P 500® Price Index
J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index
3/1
3/2
3/3
3/4
3/5
3/8
3/9
3/10
3/11
3/12
3/15
3/16
3/17
3/18
3/19
3/22
3/23
3/24
3/25
3/26
3/29
3/30
3/31

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index and any dividends on its underlying components from March 1, 2021 through March 31, 2021. **PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS**. Please see "Use of hypothetical backtested returns" at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns.

J.P.Morgan

Index performance compared with the S&P 500® Index (from 2000 onwards)

Hypothetical backtested and actual performance

Hypothetical backtested and actual performance (Jan 2000 – Jul 2021)



330
305
280
255
230
205
180
155
130
105
80
55
30
Live
J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index
S&P 500 Index
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Hypothetical backtested and actual performance statistics (Jul 2001 – Jul 2021)

Index	1Y ann.	3Y ann.	5Y ann.	10Y ann.	20Y ann.
J.P. Morgan Kronos US Equity (JPUSKRSE) Excess Return Index Return	6.90%	11.82%	7.48%	5.11%	4.73%
Volatility	5.86%	7.94%	6.67%	6.27%	7.24%

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index and any dividends on its underlying components from December 21, 1987 through June 11, 2021 and actual index performance thereafter. Volatility is defined as the annualized standard deviation of daily logarithmic returns over the time period above. **PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS**. Please see "Use of hypothetical backtested returns" at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns.

J.P.Morgan

Index performance (since 2000)

Hypothetical backtested and actual performance

Hypothetical backtested and actual monthly and annual returns (Jan 2000 – Jul 2021)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2000	-4.52%	3.42%	4.99%	-0.22%	-3.33%	1.63%	0.71%	1.30%	0.14%	-0.68%	0.09%	1.49%	**4.76%**
2001	-1.64%	-0.75%	3.45%	1.17%	4.66%	1.81%	0.24%	-2.59%	1.86%	1.18%	3.52%	0.44%	**13.89%**
2002	1.87%	-0.80%	3.00%	-1.55%	-0.23%	-0.64%	11.70%	2.93%	-0.90%	0.73%	0.99%	-3.08%	**14.11%**
2003	-1.95%	0.06%	0.11%	1.84%	-2.02%	0.18%	0.22%	-0.58%	1.44%	0.79%	0.03%	0.41%	**0.48%**
2004	1.97%	-0.86%	2.44%	-0.36%	1.36%	-0.13%	-0.30%	-1.43%	0.47%	1.75%	0.71%	-0.02%	**5.66%**
2005	0.77%	-0.40%	0.32%	1.59%	0.95%	1.06%	-0.35%	-0.06%	0.99%	-1.45%	1.19%	0.27%	**4.94%**
2006	-0.24%	-1.36%	-0.05%	0.50%	1.23%	-0.15%	0.08%	-0.17%	-0.97%	0.92%	0.58%	0.50%	**0.85%**
2007	-0.46%	0.92%	-0.78%	0.62%	1.50%	-2.51%	3.14%	-0.48%	-1.21%	0.18%	2.61%	1.04%	**4.51%**
2008	2.03%	-2.65%	-4.24%	-1.10%	1.75%	-0.34%	-3.67%	0.01%	-3.20%	-1.12%	1.89%	-3.64%	**-13.65%**
2009	3.81%	-2.66%	-0.62%	0.91%	3.04%	-1.44%	0.25%	1.78%	0.58%	3.21%	0.28%	0.20%	**9.51%**
2010	2.55%	-1.24%	0.97%	1.15%	0.15%	-0.48%	1.81%	-1.18%	2.21%	1.22%	2.60%	1.81%	**12.09%**
2011	-0.28%	1.54%	0.03%	1.13%	-0.69%	-0.75%	2.23%	1.33%	0.39%	-1.09%	4.57%	-0.02%	**8.57%**
2012	1.51%	1.17%	-0.97%	1.05%	-1.01%	-1.02%	-2.22%	0.44%	1.78%	1.25%	0.70%	-0.12%	**2.49%**
2013	1.34%	1.07%	0.53%	0.28%	1.03%	2.55%	1.42%	0.76%	0.74%	0.73%	0.20%	-2.44%	**8.44%**
2014	-1.80%	-0.66%	0.37%	-1.35%	-0.10%	0.93%	0.72%	-1.69%	0.09%	0.66%	0.05%	-3.05%	**-5.75%**
2015	-2.56%	1.24%	0.03%	-0.20%	0.38%	-0.60%	-0.32%	4.37%	-2.33%	1.22%	0.92%	0.74%	**2.72%**
2016	0.71%	-1.86%	2.31%	-0.85%	0.41%	0.62%	0.13%	-0.26%	-0.32%	-0.95%	-0.95%	0.25%	**-0.81%**
2017	-0.01%	0.27%	0.57%	-0.34%	0.04%	0.33%	0.01%	1.14%	-0.28%	0.29%	-0.46%	-0.08%	**1.46%**
2018	1.92%	-3.54%	0.94%	1.01%	1.04%	1.75%	0.33%	-0.37%	-0.02%	0.07%	3.18%	2.25%	**8.74%**
2019	1.07%	0.70%	1.18%	0.11%	-2.44%	2.64%	0.07%	-1.82%	0.70%	-1.26%	0.35%	-0.37%	**0.81%**
2020	1.29%	3.40%	15.02%	-0.19%	-1.00%	2.58%	1.07%	0.31%	1.26%	1.23%	2.32%	0.37%	**30.31%**
2021	1.80%	1.06%	-1.77%	0.90%	0.99%	-0.61%	-1.08%						**1.25%**

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index and any dividends on its underlying components from December 21, 1987 through June 11, 2021 and actual index performance thereafter. **PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS**. Please see "Use of hypothetical backtested returns" at the front of this document for further information related to backtesting including a discussion of certain limitation of backtesting and simulated returns.

J.P.Morgan

Selected risks associated with the Index

Our affiliate, J.P. Morgan Securities plc ("JPMS plc"), is the sponsor and calculation agent of the Index and may adjust the Index in a way that affects its level—Policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. JPMS plc may have interests adverse to your interests as an investor in notes linked to the Index, and JPMS plc is under no obligation to consider your interests.

The level of the Index will include the deduction of a fee of 0.35% per annum and, in some circumstances, a notional financing cost based on the Effective Federal Funds Rate—This index fee and, when the exposure to the price performance of the S&P 500 Index (the "Constituent") is long, the notional financing cost will be deducted daily. As a result of the deduction of this index fee and, when applicable, the notional financing cost, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee or cost is deducted, assuming that the rates underlying the notional financing cost remain positive.

Dividends or other distributions on the equity securities underlying the Constituent will adversely affect the performance of the Index—The performance of the Index will be reduced in respect of any dividends on the components of the Constituent. As a result, the level of the Index will trail the value of a hypothetical identically constituted notional portfolio that does not reflect the deduction of dividends.

JPMorgan Chase & Co. is currently one of the companies that make up the Constituent—JPMC will not, however, have any obligation to consider your interests in taking any corporate action that might affect the level of the Constituent.

There are risks associated with the Index's turn-of-month strategy—No assurance can be given that the turn-of-the-month strategy will be successful or that it will outperform any alternative strategy.

There are risks associated with the Index's option expiry momentum strategy—No assurance can be given that the options expiry momentum strategy will be successful or that it will outperform any alternative strategy.

There are risks associated with the Index's mean reversion strategy—No assurance can be given that the month-end mean reversion strategy will be successful or that it will outperform any alternative strategy.

The Index's strategies are applied during only a portion of each month—Each of the Index's strategies is implemented over only a limited number of days in a calendar month as described above. Outside of these limited number of days, the Index will track 100% of the performance of the Constituent (subject to the deduction of the index fee) and will not benefit from the application of any strategy. The Index may underperform the Constituent due to the limited application of the strategies along with the deduction of the index fee and, when applicable, the notional financing cost.

Selected risks associated with the Index

The Index may be adversely affected by an overlap between its turn-of-the-month strategy and its month-end mean reversion strategy—During the final two Index Business Days of each month, the turn-of-the-month strategy and the month-end mean revision strategy are both applicable, subject to a maximum exposure to the Constituent of 50%. As a result, the exposure to the Constituent may be higher or lower than would have been the case had only one of those strategies been applied and the performance of the Index may be worse than if only one strategy were applied or no maximum exposure limit were applied.

The Index may be significantly uninvested—The level of the Constituent may decrease significantly while the exposure of the Index to the Constituent is -50%, but the Index will benefit from only 50% of any such decrease. Similarly, the level of the Constituent may increase significantly while the exposure of the Index to the Constituent is 50%, but the Index will benefit from only 50% of any such increase. The level of the Constituent may increase or decrease significantly while the exposure of the Index to the Constituent is 0%, but the Index will not benefit from any such increase or decrease. The index fee is deducted daily at a rate of 0.35% per annum, and any dividends on the components of the Constituent are deducted, even when the Index provides only no exposure to the price return of the Constituent.

The Constituent of the Index may be replaced by a substitute index in certain extraordinary events—Changing a Constituent may affect the performance of the Index, and therefore, the return on an investment, as the replacement Constituent may perform significantly better or worse than the original Constituent.

The notional cash return will be negatively affected if the underlying interest rate is negative—If the Effective Federal Funds Rate becomes negative, when the exposure to the Constituent is 50%, the notional cash return will have a negative effect on the performance of the Index and therefore the value of the notes.

Other key risks:

- The Index, which was established on June 11, 2021, has a limited operating history and may perform in unanticipated ways.
- The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.
- The Index may not be successful or outperform any alternative strategy that might be employed in respect of the Constituents.
- The Effective Federal Funds Rate is affected by a number of factors and may be volatile.
- The method pursuant to which the Effective Federal Funds Rate is determined may change, and any such change may adversely affect the value of notes linked to the Index.

The risks identified above are not exhaustive. You should also carefully review the related "Risk Factors" section in the relevant product supplement and underlying supplement and the "Selected Risk Considerations" in the relevant pricing supplement.

Disclaimers

The Index is not sponsored, endorsed, sold or promoted by Standard & Poor's Financial Services, LLC, a subsidiary of The McGraw-Hill Companies, Inc., ("**S&P**") or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to any investor in an instrument linked to the Index or any member of the public regarding the advisability of investing in securities generally or in financial instruments linked to the Index particularly or the ability of the S&P 500® Price Index to track general stock market performance. S&P's and its third party licensor's only relationship to JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the S&P 500® Price Index which is determined, composed and calculated by S&P or its third party licensors without regard to JPMorgan Chase & Co., the Index or any instruments linked to the Index. S&P and its third party licensors have no obligation to take the needs of JPMorgan Chase & Co. or the owners of the instruments or counterparties to transactions linked to the Index into consideration in determining, composing or calculating the S&P 500® Price Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the timing of issuance or sale, prices, or quantities of instruments or transactions linked to the Index or in the determination or calculation of the Index Level or equation by which any instruments or transactions linked to any Index is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the any instrument or transaction linked to the Index.

NEITHER S&P AND ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE S&P 500® PRICE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE S&P 500® PRICE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

"Standard & Poor's," "S&P" and "S&P 500" are trademarks of Standard & Poor's and have been licensed for use by J.P. Morgan Securities LLC and sub-licensed for use by JPMorgan Chase & Co.